Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 19, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on October 18, 2006, a copy of which is attached as Exhibits 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated October 17, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
October 19, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ELECTION OF NEW EMPLOYEE REPRESENTATIVE

SUPERVISOR OF THE COMPANY

The Company announces that Ms. Yang Hong was elected as a new employee representative supervisor of the Company.

At the employee representative meeting of China Life Insurance Company Limited (the “Company”) held on 16 October, 2006, Ms. Yang Hong was elected as a new employee representative supervisor of the second session of the supervisory committee of the Company. The biographical details of Ms. Yang Hong are set out as follows:

Ms. Yang Hong, aged 39, has been the Deputy General Manager of the Company’s Business Management Department since August 2004. Ms. Yang was the Assistant to the General Manager of the Business Management Department of the Company from September 2003 to August 2004. Between January 2000 and September 2003, she was, respectively, the Principal, Deputy Division Chief and Division Chief of the Customer Services Division of the Business Management Department in China Life Insurance Company. She graduated from Jilin University with a bachelor’s degree.

Ms. Yang Hong does not have any relationship with any directors, supervisors, senior management or substantial or controlling shareholder of the Company, or any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, or hold any directorships in any listed companies in the last three years.

Ms. Yang Hong was elected as a supervisor of the Company with effect from 16 October, 2006 to June 2009 when the second session of the supervisory committee of the Company comes to an end.

Ms. Yang and the Company have not entered into any service contract in respect of Ms. Yang’s election as a supervisor. Currently, Ms. Yang Hong will not receive any supervisor’s fee. Ms. Yang will receive remuneration as the Deputy General Manager of the Company’s Business Management Department in accordance with the remuneration policy of the Company.

Save as disclosed above, there is no information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in respect of the election of Ms. Yang Hong.

The board of directors and the supervisory committee express their warmest welcome to the above supervisor for her appointment.

Commission File Number 001-31914

As at the date of this announcement, the Board comprises:

Yang Chao (Executive Director)

Wu Yan (Executive Director)

Wan Feng (Executive Director)

Shi Guoqing (Non-executive Director)

Zhuang Zuojin (Non-executive Director)

Long Yongtu (Independent non-executive Director)

Sun Shuyi (Independent non-executive Director)

Ma Yongwei (Independent non-executive Director)

Chau Tak Hay (Independent non-executive Director)

Cai Rang (Independent non-executive Director)

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 17 October 2006